EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Year Ended December 31,
	2015	2014	2013	2012	2011
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$2,077	$2,381	$2,891	$2,340	$6,981
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	51	38	36	844	2,323
Equity in net income of affiliates	83	107	166	183	281
Capitalized interest	2	3	—	—	—
Adjusted Income	1,941	2,233	2,689	1,313	4,377
Add:
Fixed charges	231	254	255	227	190
Distributed income of equity investments	105	153	149	229	283
Total Earnings	$2,277	$2,640	$3,093	$1,769	$4,850

Fixed Charges
Interest expense	$184	$203	$199	$182	$145
Capitalized interest	2	3	—	—	—
One-third of rental expense(1)	45	48	56	45	45
Total Fixed Charges	$231	$254	$255	$227	$190

Ratio of Earnings to Fixed Charges	9.86	10.39	12.13	7.79	25.53

(1)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1